TSX: EQX NYSE-A: EQX

 Equinox Gold Delivers Solid Second Quarter 2025 Financial and Operating Results

Poised for Major Inflection in Q3 2025 Including Calibre Asset Production,
Canadian Greenstone Gold Mine Ramp-up and Valentine Gold Mine Startup

August 13, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its Q2 2025 financial and operating results. The Company's unaudited condensed consolidated interim financial statements ("Financial Statements") and related management's discussion and analysis ("MD&A") are available for download on the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company's website at www.equinoxgold.com. All financial figures are in US dollars, unless otherwise indicated.

Darren Hall, CEO of Equinox Gold, commented: "Equinox Gold is entering a pivotal growth phase. Q2 delivered solid results, led by Greenstone, where mining rates increased 23% and processing rates improved 20% over Q1. Building on that momentum, Q3 is off to a strong start, with quarter-to-date ex-pit mining volumes 10% higher than Q2 and process plant throughput averaging 24.5 kptd over the last 30 days, including more than one-third of the days above nameplate capacity of 27 ktpd. This sets the stage for our true inflection point in Q3, driven by a full-quarter contribution from the Calibre assets, first ore processed at Valentine, and continued improvement at Greenstone.

"If the Calibre transaction had been effective from January 1, 2025, our pro-forma consolidated revenue for the first half would have been approximately $1.33 billion, highlighting the enhanced scale and earnings power of the combined company.

"We expect a strong second half of the year, with production on track to meet our full-year consolidated guidance of 785,000 to 915,000 ounces and anticipate continued growth in both production and cash flow into 2026.

"Our focus is clear as we grow into a top-tier producer - operational excellence, disciplined capital allocation, and deliver on our commitments to drive debt reduction, optimize our balance sheet, and maximize returns for shareholders."

HIGHLIGHTS FOR Q2 2025 AND SUBSEQUENT EVENTS (1)

• On June 17, 2025, Equinox Gold closed its acquisition of Calibre Mining Corp. ("Calibre")

• Produced 219,122 ounces ("oz") of gold, including full period contributions of 72,823 oz of gold from the Nicaragua operations and Pan Mine ("Calibre Assets")(2), excluding 1,975 oz from Castle Mountain and 1,495 oz from Los Filos(3)

• Total cash costs of $1,478 per oz and all-in sustaining costs ("AISC") of $1,959 per oz(4)

• Cash flow from operations before changes in non-cash working capital of $126.0 million ($132.9 million after changes in non-cash working capital)

• Mine-site free cash flow before changes in non-cash working capital of $154.5 million ($178.4 million after changes in non-cash working capital) (4)

• Adjusted EBITDA of $200.5 million(4)

• Income from mine operations of $159.8 million

• Net income of $23.8 million or $0.05 per share (basic)

• Adjusted net income of $56.7 million or $0.11 per share(4)

• Sustaining expenditures of $71.1 million(4) and non-sustaining expenditures of $42.3 million

• Cash and equivalents (unrestricted) of $406.7 million at June 30, 2025

• Net debt(4) of $1,373.7 million at June 30, 2025

• The Castle Mountain Mine was designated as a FAST-41 Project by the United States Federal Permitting Improvement Steering Council. According to the FAST-41 project dashboard as of August 8, 2025, the federal permitting process is expected to be completed in December 2026 (see link)

• Announced agreement to sell non-core Nevada assets for US$115 million (see link)

• Valentine Gold Mine enters the final stages of commissioning with ore processing expected to commence before the end of August 2025, followed by the first gold pour approximately one month later

• On June 30, 2025, Equinox Gold ratified the new long-term land access agreements with Mezcala and Xochipala, two of the three communities near the Los Filos Mine. These agreements enable a new mine development project, starting with an exploration program in Q3 2025 and followed by engineering studies to evaluate alternative locations for the carbon-in-leach plant needed for a potential expansion.

• Senior leadership transition: Darren Hall was appointed Chief Executive Officer and Director on July 22, 2025.

• Nicaragua exploration results: Reported new high-grade resource expansion drill results, including:

- 36.77 g/t gold over 6.9 metres, 8.55 g/t gold over 14.6 metres, 10.19 g/t gold over 6.0 metres

(1) Unless otherwise noted, the sections of this news release titled "Highlights for Q2 2025 AND SUBSEQUENT EVENTS" and "Consolidated Operational and Financial Highlights" include contributions from the Calibre Assets from June 17 to June 30, 2025 only. The section titled "2025 Guidance & Reconciliation" includes full-period production from the Calibre Assets for the three and six months ended June 30, 2025, to align with the Company's revised 2025 production guidance issued on June 11, 2025 ("2025 Guidance").

(2) Produced 1,080 oz from the Calibre Assets from the date of acquisition, June 17, 2025, to June 30, 2025.

(3) 2025 Guidance excludes results from Los Filos, Castle Mountain and Valentine.

(4) Cash costs per oz sold, AISC per oz sold, mine-site free cash flow, adjusted net income, adjusted earnings per share, adjusted EBITDA, sustaining expenditures, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Six months ended
Operating data	Unit	June 30, 2025(5)	March 31, 2025	June 30, 2024	June 30, 2025(5)	June 30, 2024
Gold produced from operating assets included in 2025 Guidance	oz	219,122	n/a	n/a	401,211	n/a
Less: Gold produced from Calibre Assets before close of Calibre transaction	oz	(71,743)	n/a	n/a	(143,282)	n/a
Add: Gold produced from assets not included in 2025 Guidance	oz	3,470	n/a	n/a	38,210	n/a
Gold produced(4)	oz	150,849	145,290	122,221	296,139	233,946
Gold sold(4)	oz	148,938	147,920	115,423	296,858	231,927
Average realized gold price	$/oz	3,207	2,858	2,328	3,033	2,197
Cash costs per oz sold(1)(2)	$/oz	1,478	1,769	1,747	1,624	1,653
Cash costs per oz sold(1)(2) - excluding Los Filos(3)	$/oz	1,478	1,637	1,640	1,548	1,567
AISC per oz sold(1)(2)	$/oz	1,959	2,065	2,041	2,012	1,993

AISC per oz sold(1)(2) - excluding Los Filos(3)	$/oz	1,959	1,979	1,925	1,968	1,861

Financial data
Revenue	M$	478.6	423.7	269.4	902.4	510.8
Income from mine operations	M$	159.8	33.7	21.2	193.5	32.6
Net income (loss)	M$	23.8	(75.5)	353.5	(51.6)	310.7
Earnings (loss) per share (basic)	$/share	0.05	(0.17)	0.90	(0.11)	0.87
Adjusted EBITDA(1)	M$	200.5	137.9	45.1	338.4	97.2
Adjusted net income (loss)(1)	M$	56.7	(36.6)	(46.4)	20.0	(60.8)
Adjusted EPS(1)	$/share	0.11	(0.08)	(0.12)	0.04	(0.17)

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	406.7	172.9	167.5	406.7	167.5
Net debt(1)	M$	1,373.7	1,220.0	1,308.9	1,373.7	1,308.9
Operating cash flow before changes in non-cash working capital	M$	126.0	73.3	39.7	199.3	87.4

(1) Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income (loss), adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Consolidated cash cost per oz sold and AISC per oz sold for the three months ended June 30, 2025 and March 31, 2025 and six months ended June 30, 2025 exclude Castle Mountain results after August 31, 2024 when residual leaching commenced. In addition, figures for the three months ended June 30, 2025 exclude Los Filos as operations were indefinitely suspended on April 1, 2025. Consolidated AISC per oz sold excludes corporate general and administration expenses.

(3) Consolidated cash cost per oz sold and AISC per oz sold have been adjusted to exclude the results from Los Filos, which were excluded from 2025 Guidance.

(4) Gold produced for the three months ended June 30, 2025 includes 1,495 and 1,975 ounces produced at Los Filos and Castle Mountain, respectively; gold sold for the three months ended June 30, 2025 includes 2,731 and 1,982 ounces sold at Los Filos and Castle Mountain, respectively.

(5) Operating and financial data for the three and six months ended June 30, 2025 includes results from the Calibre Assets from the date of acquisition of June 17, 2025 to June 30, 2025.

Consolidated revenue for the six months ended June 30, 2025 was $902.4 million, including $3.6 million from the Calibre Assets recognized since the closing of the Calibre transaction on June 17, 2025. Had the transaction been effective from January 1, 2025, pro forma consolidated revenue for the first half of the year would have been approximately $1.33 billion, highlighting the enhanced scale and earnings power of the combined company. Looking ahead, the continued ramp-up of the Greenstone Mine and the commencement of production at the Valentine Mine during the third quarter are expected to further strengthen production volumes and financial performance.

2025 GUIDANCE & RECONCILIATION

On June 11, 2025, the Company issued its updated 2025 Guidance to reflect the transaction with Calibre and the slower-than-planned ramp-up of Greenstone. Guidance for Brazil was consolidated on a regional basis and reflects a narrower production guidance range and higher cost expectations due to operational cost pressures. The updated 2025 Guidance incorporates the Calibre Assets on a 100% basis from January 1, 2025. The Company's primary focus for 2025 remains on ramping up the Greenstone Gold Mine and achieving first gold pour at the Valentine Gold Mine, with a targeted ramp-up to nameplate capacity in Q1 2026. Additional development priorities include advancing engineering and permitting for Castle Mountain Phase 2 and initiating underground portal development for the Aurizona underground expansion.

	Actuals	2025 Guidance(1)
	H1 2025(1)	Consolidated(1)	Greenstone	Brazil	Mesquite	Pan	Nicaragua
Production (oz)	401,211	785,000-915,000	220,000-260,000	250,000-270,000	85,000-95,000	30,000-40,000	200,000-250,000
Cash costs ($/oz)(1)(2)	$1,420	$1,400-$1,500	$1,275-$1,375	$1,725-$1,825	$1,200-$1,300	$1,600-$1,700	$1,200-$1,300
AISC ($/oz)(1)(2)	$1,732	$1,800-$1,900	$1,700-$1,800	$2,275-$2,375	$1,800-$1,900	$1,600-$1,700	$1,400-$1,500

(1) 2025 Guidance and H1 2025 Actuals reflect consolidated production from the Equinox Gold and Calibre Assets commencing from January 1, 2025, but excludes production from Los Filos, Castle Mountain and Valentine.

(2) Full-year 2025 cash costs and AISC guidance reflect consolidated costs for the Equinox Gold and Calibre Assets from January 1, 2025, but excludes production and costs associated with Los Filos, Castle Mountain and Valentine. Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(3) Exchange rates assumptions for 2025 cash costs and AISC per oz include the following: BRL 5.25 to USD 1, CAD 1.34 to USD 1 and MXN 18.50 to USD 1.

Further details relating to 2025 Guidance are included in the Company's news release dated June 11, 2025.

Additional information regarding the Company's financial and operating results can be found in the Company's Q2 2025 Financial Statements and accompanying MD&A for the three and six months ended June 30, 2025. These documents are available for download on the Company's website at www.equinoxgold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

CONFERENCE CALL AND WEBCAST

The Company will host a conference call and webcast on Thursday, August 14, 2025, commencing at 7:30 am PT (10:30 am ET) to discuss its second quarter results.

Conference Call

Toll-free in U.S. and Canada: 1-833-752-3366
International callers: +1 647-846-2813

Webcast Login

www.equinoxgold.com/financials

ABOUT EQUINOX GOLD

Equinox Gold (TSX: EQX, NYSE American: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

EQUINOX GOLD CONTACT

Ryan King

EVP Capital Markets

T: 778.998.3700

E: ryan.king@equinoxgold.com

E: ir@equinoxgold.com

NON-IFRS MEASURES

This news release refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash Costs and Cash Costs per oz Sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs, net of non-recurring items that are not reflective of the underlying operating performance of the Company, and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz Sold

The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded. The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$'s in millions, except ounce and per oz figures	Three months ended			Six months ended
	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Operating expenses	229.7	292.6	204.0	522.2	387.8
Silver revenue	(1.3)	(0.9)	(0.7)	(2.2)	(1.3)
Fair value adjustment on acquired inventories	1.4	(3.6)	(12.0)	(2.2)	(12.6)
Non-recurring charges recognized in operating expenses	(10.7)	(26.1)	-	(36.8)	-
Pre-commercial production and development stage operating expenses (1)	(6.0)	(6.0)	(7.8)	(12.0)	(7.8)
Total cash costs	$213.1	$256.0	$183.5	$469.2	$366.1
Sustaining capital	62.1	37.5	26.0	99.6	65.0
Sustaining lease payments	2.9	1.9	2.1	4.8	4.7
Reclamation expense	6.0	3.6	2.6	9.6	5.5
Sustaining exploration expense	-	-	0.2	-	0.4
Pre-commercial production and development stage sustaining expenditures(1)	(1.7)	(0.2)	(0.1)	(1.9)	(0.1)
Total AISC	$282.5	$298.8	$214.5	$581.3	$441.7
Gold oz sold	148,938	147,920	115,423	296,858	231,927
Gold oz sold from entities during pre-commercial production or development stages(1)	(4,713)	(3,222)	(10,358)	(7,935)	(10,358)
Adjusted gold oz sold	144,225	144,698	105,065	288,923	221,569
Cash costs per gold oz sold	1,478	$1,769	$1,747	1,624	$1,653
AISC per oz sold	$1,959	$2,065	$2,041	$2,012	$1,993

(1) Consolidated cash cost per oz sold and AISC per oz sold for the three months ended June 30, 2025 and March 31, 2025 and six months ended June 30, 2025 exclude Castle Mountain results after August 31, 2024 when residual leaching commenced. In addition, figures for the three months ended June 30, 2025 exclude Los Filos after March 31, 2025 as operations were indefinitely suspended on April 1, 2025. Consolidated AISC per oz sold excludes corporate general and administration expenses.

(2) Consolidated cash cost per oz sold and AISC per oz sold for the three months and six months ended June 30, 2025 include results from Pan and Nicaragua (Limon and Libertad) from the date of acquisition of June 17, 2025 to June 30, 2025.

Sustaining Capital and Sustaining Expenditures

The following table provides a reconciliation of sustaining capital expenditures to the Company's total capital expenditures for continuing operations:

	Three months ended			Six months ended
$'s in millions	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Capital additions to mineral properties, plant and equipment(1)	$118.2	$92.7	$139.1	$210.8	$273.5
Less: Non-sustaining capital at operating sites	(17.9)	(41.1)	(4.8)	(59.0)	(14.7)
Less: Non-sustaining capital for pre-commercial production and development stages	(16.2)	(1.7)	(92.7)	(17.9)	(156.8)
Less: Other non-cash additions(2)	(22.0)	(12.4)	(15.6)	(34.3)	(37.0)
Sustaining capital expenditures - consolidated	$62.1	$37.5	$26.0	$99.6	$65.0
Less: Sustaining expenditures for entities indevelopment stages(3)	(1.7)	-	-	(1.7)	-
Add: Sustaining lease payments	2.9	1.9	2.1	4.8	4.7
Add: Reclamation expense	6.0	3.6	2.6	9.6	5.5
Add: Sustaining exploration expense	-	-	0.2	-	0.4
Sustaining expenditures - operating mine sites	$69.4	$42.9	$31.0	112.3	75.6

(1) Per note 7 of the consolidated Financial Statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2) Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

(3) Relates to Castle Mountain after August 31, 2024 when residual leaching commenced and Los Filos after March 31, 2025 as operations were indefinitely suspended on April 1, 2025.

Total Mine-Site Free Cash Flow

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Six months ended
$'s in millions	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Operating cash flow before non-cash changes in working capital	$126.0	$73.3	$39.7	$199.3	$87.4
Fair value adjustments on acquired inventories	(1.4)	3.6	12.0	2.2	12.6
Non-recurring charges recognized in operating expenses	10.7	26.1	-	36.8	-
Operating cash flow (generated) used by non-mine site activity(1)	106.9	39.9	7.7	146.8	15.0
Cash flow from operating mine sites	$242.1	$142.9	$59.4	$385.1	$115.1

Less: Capital expenditures from operating mine sites
Mineral property, plant and equipment additions	$118.2	92.7	139.1	$210.8	273.5
Capital expenditures relating to development projects and corporate and other non-cash additions	(38.2)	(14.1)	(108.3)	(52.2)	(193.8)
	80.0	78.6	30.8	158.6	79.8

Less: Lease payments related to non-sustaining capital items	5.4	4.8	5.9	10.2	13.4
Less: Non-sustaining exploration expense	2.1	1.8	1.0	3.9	3.2
Total mine-site free cash flow before changes in non-cash working capital	$154.5	$57.7	$21.7	$212.4	$18.7
(Increase) decrease in non-cash working capital	$23.9	$(18.8)	$(72.8)	$5.1	$(102.6)
Total mine site free cash flow after changes in non-cash working capital	$178.4	$38.8	$(51.0)	$217.5	$(83.9)

(1) Includes taxes paid that are not factored into mine-site free cash flow and is included in operating cash flow before non-cash changes in working capital in the statement of cash flows. Also includes operating cash flow for projects in development stage, including Castle Mountain results after August 31, 2024 when residual leaching commenced and Los Filos when the Company suspended operations on April 1, 2025.

AISC Contribution Margin, EBITDA and Adjusted EBITDA

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended			Six months ended
$'s in millions	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenue	$478.6	$423.7	$269.4	$902.4	$510.8
Less: silver revenue	(1.3)	(0.9)	(0.7)	(2.2)	(1.3)
Less: AISC	(282.5)	(298.8)	(214.5)	(581.3)	(441.7)

Less: revenue from entities during pre-commercial production or development stages(1)	$(14.4)	$(9.2)	$(24.0)	$(23.6)	$(24.0)
AISC contribution margin	$180.4	$114.8	$30.3	$295.3	$43.8
Gold ounces sold	148,938	147,920	115,423	296,858	231,927

Less: gold oz sold from entities during pre-commercial production or development stages(1)	(4,713)	(3,222)	(10,358)	(7,935)	(10,358)
Adjusted gold ounces sold	144,225	144,698	105,065	288,923	221,569
AISC contribution margin per oz sold	$1,251	$793	$288	$1,022	$198

(1) AISC contribution margin for the three months ended June 30, 2025 and March 31, 2025 and six months ended June 30, 2025 exclude Castle Mountain as the Company began reporting it as a development project effective August 31, 2024 when residual leaching commenced. In addition, the figures for the three months ended June 30, 2025 exclude Los Filos as the Company suspended operations on April 1, 2025. Consolidated AISC per oz sold excludes corporate general and administration expenses.

(2) AISC contribution margin for the three months and six months ended June 30, 2025 include results from Pan and Nicaragua (Limon and Libertad) from the date of acquisition of June 17, 2025 to June 30, 2025.

EBITDA and Adjusted EBITDA

	Three months ended			Six months ended
$'s in millions	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net income (loss)	$23.8	(75.5)	353.5	$(51.6)	310.7
Income tax expense	25.5	10.6	197.9	36.1	206.4
Depreciation and depletion	95.6	97.6	44.4	193.2	90.8
Finance expense	45.3	48.3	20.7	93.6	38.1
Finance income	(2.5)	(2.1)	(2.4)	(4.6)	(4.3)
EBITDA	$187.8	$78.9	$614.0	$266.7	$641.7

Non-cash share-based compensation expense	4.5	2.9	2.8	7.4	5.2
Unrealized (gain) loss on gold contracts	(10.6)	27.1	(0.2)	16.4	10.4
Unrealized (gain) loss on foreign exchange contracts	(30.2)	(34.3)	19.3	(64.6)	37.6
Unrealized foreign exchange (gain) loss	11.7	6.0	(7.3)	17.7	(13.0)
Change in fair value of Greenstone Contingent Consideration	6.1	15.0	11.7	21.1	12.7
Gain on remeasurement of previously held interest in Greenstone	-	-	(579.8)	-	(579.8)
Other (income) expense	2.6	1.1	(15.3)	3.7	(17.6)
Transaction costs	9.0	3.3	-	12.3	-
Non-recurring charges recognized in operating expense (1)	11.7	28.6	-	40.2	-
Non-recurring charges recognized in care and maintenance expense	$8.0	9.4	-	$17.4	-
Adjusted EBITDA	$200.5	$137.9	$45.1	$338.4	$97.2

(1) Non-recurring charges recognized in operating expenses relates to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Adjusted Net Income and Adjusted EPS

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Six months ended
$'s and shares in millions	June 30, 2025	March 31, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net income (loss) attributable to Equinox Gold shareholders	$23.8	$(75.5)	$353.5	$(51.6)	$310.7
Add (deduct):
Non-cash share-based compensation expense	4.5	2.9	2.8	7.4	5.2
Unrealized (gain) loss on gold contracts	(10.6)	27.1	(0.2)	16.4	10.4
Unrealized (gain) loss on foreign exchange contracts	(30.2)	(34.3)	19.3	(64.6)	37.6
Unrealized foreign exchange (gain) loss	11.7	6.0	(7.3)	17.7	(13.0)
Change in fair value of Greenstone Contingent Consideration	6.1	15.0	11.7	21.1	12.7
Gain on remeasurement of previously held interest in Greenstone	-	-	(579.8)	-	(579.8)
Other (income) expense	2.6	1.1	(15.3)	3.7	(17.6)
Transaction costs	9.0	4.1	-	13.1	-
Non-recurring charges recognized in operating expense (1)	11.7	28.6	-	40.2	-
Non-recurring charges recognized in care and maintenance expense	8.0	9.4	-	17.4	-
Non-recurring charge recognized in tax expense	24.5	-	-	24.5	-
Income tax impact related to above adjustments	5.8	(14.2)	146.6	(8.4)	147.8
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(10.2)	(6.7)	22.5	(16.9)	25.1
Adjusted net income (loss)	$56.7	$(36.6)	$(46.4)	$20.0	$(60.8)

Basic weighted average shares outstanding	499.4	455.7	392.5	477.7	358.2
Diluted weighted average shares outstanding	506.1	455.7	471.5	477.7	435.7
Adjusted income (loss) per share - basic ($/share)	$0.11	$(0.08)	$(0.12)	$0.04	$(0.17)
Adjusted income (loss) per share - diluted ($/share)	$0.11	$(0.08)	$(0.10)	$0.04	$(0.14)

(1) Non-recurring charges recognized in operating expenses relate to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Net Debt

The following table provides a reconciliation of net debt as calculated by the Company:

$'s in millions	June 30, 2025	March 31, 2025	June 30, 2024
Current portion of loans and borrowings	$220.3	$136.9	$138.0
Non-current portion of loans and borrowings	1,560.0	1,256.0	1,338.4
Total debt	1,780.3	1,392.9	1,476.4
Less: Cash and cash equivalents (unrestricted)	(406.7)	(172.9)	(167.5)
Net debt	$1,373.7	$1,220.0	$1,308.9

CAUTIONARY NOTES & FORWARD-LOOKING STATEMENTS. This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). All statements other than statements of historical fact may be Forward-looking Information. Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: statements about the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential, and future financial or operating performance, including shareholder returns; the expected benefits of the Calibre Transaction and attributes of Equinox Gold post-Transaction, including potential growth opportunities and operational, competitive and portfolio synergies and the ability to reduce debt; the Company's expectations for the operation of Greenstone, including  improvements in recovery rates, mining rates and throughput to achieve design capacity; expectations for completing construction and commissioning at Valentine and timing of first gold pour; anticipated closing of the Nevada assets sale;  the Company's production and cost guidance; the timing for and Company's ability to successfully advance its growth and development projects, including the expansion at Aurizona and the impact of the FAST-41 project designation for Castle Mountain; the duration of the suspension of operations at Los Filos; and the strength of the Company's balance sheet, and the Company's liquidity and future cash requirements; and expectations for future success of the management team.

Forward-looking Information is generally identified by the use of words like "believe", "will", "achieve", "grow",  "vision", "on track", "deliver", "potential", "intend", "expect", "target", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: the ability to meet exploration, production, cost and development goals, including expected completion of Valentine construction and commissioning and the successful ramp-up to design capacity at Greenstone; the expansion projects at Castle Mountain and Aurizona being completed and performed in accordance with current expectations; gold prices remaining as estimated; availability of funds for projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the accuracy of Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; the Company's ability to successfully complete new long-term agreements with all three local communities at Los Filos and the Company's ability to work with the local communities at Los Filos on suspended operations if all required agreements cannot be completed; mine plans and estimated development schedules remaining consistent with the plans outlined in the technical reports for each project; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company's working history with the workers, unions and communities at Los Filos; the Company's ability to achieve anticipated social and economic benefits for its host communities; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the Company's ability to achieve its objectives related to environmental performance; and the ability of Equinox Gold to work productively with its Indigenous and community partners. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information contained in this news release.

The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, risks relating to: Canadian and United States sanctions on Nicaraguan operations; the financial impact that tariffs placed on Canada, Mexico, or Brazil by the United States and risks related to retaliatory tariffs placed on the United States by Canada, Mexico, or Brazil; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fire and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; relationships with, and claims by, local communities and Indigenous populations; Equinox Gold's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining laws, and the factors identified in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section titled "Risk Factors" in Calibre's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca.

Forward-looking Information is designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES. Disclosure regarding the Company's mineral properties included in this news release, was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION. David Schonfeldt, P.Geo, Vice President, Mine Geology, is the Qualified Person under NI 43-101 for Equinox Gold and has reviewed and approved the technical content of this document.